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EXHIBIT 99.1

REPORT OF INDEPENDENT PETROLEUM ENGINEERS

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

        January 20, 2012

United States Lime & Minerals, Inc.
5429 LBJ Freeway
Suite 230
Dallas, Texas 75240
Gentlemen:

        Pursuant to your request, we have prepared estimates of the extent and value of the net proved condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2011, of certain selected properties owned by United States Lime & Minerals, Inc. (US Lime). US Lime has represented that these properties account for 100 percent on a million cubic feet net equivalent basis of US Lime's net proved reserves as of December 31, 2011. The reserves are located in the Newark East field in Johnson County, Texas. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. This report is to be used for inclusion in certain SEC filings by US Lime. This evaluation was completed on January 20, 2012.

        Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2011. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by US Lime after deducting all interests owned by others.

        Data used in this evaluation were obtained from reviews with US Lime personnel, US Lime files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by US Lime with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Definition of Reserves

        Petroleum reserves estimated by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

  Proved oil and gas reserves—Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

            (i)  The area of the reservoir considered as proved includes:

            (A)  The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

           (ii)  In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

          (iii)  Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

          (iv)  Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

            (A)  Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

           (v)  Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

  Developed oil and gas reserves—Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

            (i)  Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

           (ii)  Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

  Undeveloped oil and gas reserves—Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

            (i)  Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

           (ii)  Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within 5 years, unless the specific circumstances justify a longer time.

          (iii)  Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

        Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

        The properties evaluated in this report produce from the Barnett Shale. The Barnett Shale has low porosity and permeability. Gas production from this depletion-drive reservoir is a function of both the natural fractures and the hydraulically induced fractures. The production-decline curves for the Barnett Shale wells in Johnson County, Texas, were analyzed to determine the shape and final decline of a typical well producing from this reservoir in the various areas.

        Proved developed producing reserves were estimated by extrapolation of historical production trends using a hyperbolic curve with a 6-percent exponential tail that was terminated at an economic limit based on current economic conditions.

        Proved undeveloped reserves were not estimated for any wells due to uncertainty regarding timing of development.

        In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

        Gas quantities estimated herein are expressed as sales gas. Wet gas is the indigenous gas in the reservoir to be produced. Sales gas is defined as that portion of the wet gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. The net gas reserves are reported as sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.65 pounds per square inch absolute (psia). Condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves were estimating using the typical yields received after the gas began to be processed for NGL.

        The development status shown herein represents the status applicable on December 31, 2011. In the preparation of this study, data available from wells drilled on the appraised properties through December 31, 2011, were used in estimating gross ultimate recovery. When applicable, gross production estimated to December 31, 2011, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2011. Production data through November 2011 were available for most properties.

        Our estimates of US Lime's net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Estimated by DeGolyer and MacNaughton
	Net Reserves
	Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	1	1,509	10,328
Developed Nonproducing	0	0	0
Undeveloped	0	0	0

Total Proved	1	1,509	10,328

Primary Economic Assumptions

        Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. These values are based on the continuation of prices in effect on December 31, 2011.

        Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, and capital costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

        Revenue values in this report were estimated using the initial prices and expenses provided by US Lime. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The assumptions used for estimating future prices and expenses are as follows:

  NGL and Condensate Prices

    NGL prices were calculated for each property using the differentials to a West Texas Intermediate price of $96.24 per barrel and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $49.58 per barrel. NGL and condensate price differentials for each property were based on information provided by US Lime. Condensate prices were calculated using these differentials to a West Texas Intermediate (WTI) Cushing price of $96.24 per barrel and held constant thereafter. The WTI Cushing price of $96.24 is the 12-month average price, calculated as the un-weighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The weighted average condensate price of the proved reserves over the lives of the properties was $90.46 per barrel.

  Natural Gas Prices

    Gas prices were calculated for each property using the calculated differentials to a Henry Hub price of $4.12 per million British thermal units. No escalation was applied to prices. The Henry Hub price of $4.12 is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The weighted average price of the proved reserves over the lives of the properties was $4.455 per thousand cubic feet.

  Operating Expenses and Capital Costs

    Operating expenses and capital costs, based on information provided by US Lime, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

        The estimated future revenue and expenditures attributable to the production and sale of US Lime's net proved reserves of the properties appraised, as of December 31, 2011, is summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue, M$	120,920	0	0	120,920
Production Taxes, M$	6,057	0	0	6,057
Ad Valorem Taxes, M$	2,096	0	0	2,096
Operating Expenses, M$	23,945	0	0	23,945
Investment, M$	0	0	0	0
Abandonment Costs, M$	40	0	0	40
Future Net Revenue*, M$	88,782	0	0	88,782
Present Worth at 10 Percent*, M$	42,101	0	0	42,101

*
Future income taxes have not been taken into account in the preparation of these estimates.

        Estimates of natural gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

        While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2011, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

        In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries—Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S-K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

        To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

        DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in US Lime. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of US Lime. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,
DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716
/s/ PAUL J. SZATKOWSKI, P.E. Senior Vice President DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

        I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

  1.
  That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to US Lime dated January 20, 2012, and that I, as Senior Vice President, was responsible for the preparation of this report.

  2.
  That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 37 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ PAUL J. SZATKOWSKI, P.E. Senior Vice President DeGolyer and MacNaughton

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  EXHIBIT 99.1
REPORT OF INDEPENDENT PETROLEUM ENGINEERS
DeGolyer and MacNaughton 5001 Spring Valley Road Suite 800 East Dallas, Texas 75244
CERTIFICATE of QUALIFICATION